

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 10, 2014

Via E-mail
David Lichtenstein
Lightstone Real Estate Income Trust Inc.
c/o The Lightstone Group
1985 Cedar Bridge Ave., Suite 1
Lakewood, New Jersey 08701

> **Re:** **Lightstone Real Estate Income Trust Inc.**
> **Draft Registration Statement on Form S-11**
> **Submitted September 12, 2014**
> **CIK No. 0001619312**

Dear Mr. Lichtenstein:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

2.   Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should be consistent with the representations in the prospectus. Please refer to Item 19B of Industry Guide 5.

3.   Please provide us with support for all quantitative and qualitative business and industry
        data used in the registration statement. Please note that the requested information should
        be filed as EDGAR correspondence or, alternatively, should be sent in paper form
        accompanied by a cover letter indicating that the material is being provided pursuant to
        Securities Act Rule 418 and that such material should be returned to the registrant upon
        completion of the staff review process. Please also highlight the specific portions that
        you are relying upon so that we can reference them easily. In addition, please confirm to
        us that any third party data included in the registration statement was not prepared for or
        commissioned by the registrant or its affiliates.

4.   Please supplementally provide us with copies of all written communications, as defined
        in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your
        behalf, present to potential investors in reliance on Section 5(d) of the Securities Act,
        whether or not they retain copies of the communications.

5.   Please be advised that you are responsible for analyzing the applicability of the tender
        offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program.
        We urge you to consider all the elements of your share repurchase program in
        determining whether the program is consistent with relief granted by the Division of
        Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter
        dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated
        December 3, 2003). To the extent you have questions as to whether the program is
        entirely consistent with the relief previously granted by the Division of Corporation
        Finance, you may contact the division's Office of Mergers and Acquisitions.

6.   We note that you may conduct the share repurchase program during the offering period of
        the shares being registered under this registration statement. Please be advised that you
        are responsible for analyzing the applicability of Regulation M to your share repurchase
        program. We urge you to consider all the elements of your share repurchase program in
        determining whether the program is consistent with the class relief granted by the
        Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP
        dated October 22, 2007. To the extent you have questions as to whether the program is
        entirely consistent with that class exemption you may contact the Division of Trading and
        Markets.

7.   We note that you intend to operate your business in a manner that will permit you to
        maintain an exemption from registration under the 1940 Act. Please provide us with a
        detailed analysis of the exemption that you and your subsidiaries intend to rely on and
        how your investment strategy will support that exemption. Please note that we will refer
        your response to the Division of Investment Management for further review.

Prospectus Summary, page 1

What is the experience of your sponsor?, page 3

8.   We refer to the sentence that the other REITs sponsored by your sponsor have similar investment objectives to yours. Please clearly state that your target investments in this offering are focused on real estate-related debt instruments whereas your prior programs focused on real property investments.

What conflicts of interest will affiliates of your sponsor face?, page 4

9.   Please revise the second bullet point to also clearly state that acquisition fees are based on the amount funded by you to originate or acquire an asset and as such, it may create an incentive for your advisor to accept a higher origination or acquisition price for those assets that may not otherwise be in your best interest.

How will you use the proceeds raised in this offering?, page 5

10.   Please add a column showing use of proceeds for the maximum offering proceeds raised including the DRIP here and in the Estimated Use of Proceeds section.

Risk Factors, page 22

11.   We note that you will be conducting a "friends and family" program that allows certain individuals to purchase shares of common stock at a discount. Please update your risk factor on the bottom of page 34 to highlight the potential dilutive effect of the "friends and family" program.

12.   We note your risk factor on page 34 and disclosure on page 101 that your board of directors may change your investment policies without stockholder approval. Please revise your prospectus to clarify how you intend to notify stockholders of such changes.

Conflicts of Interest, page 81

13.   Please expand your disclosure on page 84 regarding any current Lightstone affiliated entities that may compete with you, including the amount available for investment the term of such funds.

Term of Advisory Agreement, page 86

14.   Please include disclosure here that upon termination of the Advisory Agreement you may be required to pay a subordinated distribution and discuss any conflicts such distribution may present.

Targeted Investments, page 90

15.   Please expand upon your disclosure as to the underwriting criteria you and your advisor
        will employ in evaluating suitable investments.

Liquidity and Capital Resources, page 102

16.   You disclose elsewhere in your prospectus that you anticipate you will incur debt. To the
        extent any relevant terms of indebtedness are known, although not finalized, please
        provide such material terms including amounts available, related interest rates, maturity
        dates, restrictions on future business activities and any other material terms.

Funds From Operations and Modified Funds From Operations, page 106

17.   We note your preliminary layout for calculating FFO in accordance with the NAREIT
        definition. Please amend your prospectus to either calculate FFO in accordance with the
        NAREIT definition, which begins with net income (loss), or revise the name of the
        measure. In addition, please also amend your prospectus to provide a statement
        disclosing the reasons why management believes that presenting FFO provides useful
        information to investors; refer to Item 10(e)(1)(i)(C) of Regulation S-K.

Prior Performance Summary, page 110

18.   We note that some of your sponsor's prior public real estate programs also offered share
        repurchase programs. To the extent any of these programs were suspended or terminated,
        please disclose so in this section and include the number of shares and dollar amount that
        was not redeemed.

Non-Public Program Properties, page 115

19.   We refer to the lawsuits currently pending described in the first paragraph of page 116.
        Please disclose the court in which these lawsuits are currently pending, their current
        status and the relief sought.

Share Repurchase Program, page 158

20.   Please revise to indicate that you will provide stockholders with 30-days written note
        prior to the suspension of your share repurchase program or advise.

Part II. Information Not Required in Prospectus, page II-1

Item 36. Financial Statements and Exhibits, page II-3

21.   Please file all required exhibits as promptly as possible. If you are not in a position to file
        your legal and tax opinions with the next amendment, please provide a draft copy for us

to review. The draft opinions should be filed on EDGAR as correspondence.

22.   We note that the exhibit list includes numerous "form of" agreements or other documents, including a "Form of Amended and Restated Articles of Incorporation." Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement. Please file final versions of all required exhibits as promptly as possible, including the final executed version of the Articles of Incorporation which must be filed prior to effectiveness. Please refer to Item 601(b)(3) of Regulation S-K.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Eric McPhee, Staff Accountant, at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Erin E. Martin, Senior Counsel, at (202) 551-3391 or me at (202) 551-3404 with any other questions.

Sincerely,

/s/ Kristina Aberg

Kristina Aberg
Attorney-Advisor

cc: Peter M. Fass, Esq.